Filed Pursuant to Rule 433
Registration No. 333-216229
November 2, 2017

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated November 2, 2017)

Issuer:	Alabama Power Company
Security:	Series 2017B 3.700% Senior Notes due December 1, 2047
Expected Ratings:*	A1(Stable)/A-(Negative)/A+(Stable) (Moody’s/Standard & Poor’s/Fitch)
Size:	$550,000,000
Initial Public Offering Price:	99.871%
Maturity Date:	December 1, 2047
Benchmark Treasury:	3.000% due May 15, 2047
Benchmark Treasury Yield:	2.832%
Spread to Benchmark Treasury:	87.5 basis points
Re-Offer Yield:	3.707%
Optional Redemption:
Make-Whole Call:	Prior to June 1, 2047 at T+15 basis points
Par Call:	On or after June 1, 2047 at 100%
Coupon:	3.700%
Interest Payment Dates:	June 1 and December 1 of each year, beginning June 1, 2018
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	010392 FR4/US010392FR41
Trade Date:	November 2, 2017
Expected Settlement Date:	November 8, 2017 (T+4)
Joint Book-Running Managers:	Citigroup Global Markets Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	CIBC World Markets Corp. PNC Capital Markets LLC Regions Securities LLC The Williams Capital Group, L.P. Guzman & Company Penserra Securities LLC Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Citigroup Global Markets Inc. toll free at 1-800-831-9146, MUFG Securities Americas Inc. toll free at 1-877-649-6848, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.